SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                         PROXYMED, INC. (FT. LAUDERDALE)
                         -------------------------------
                                (Name of Issuer)

                       Common Stock, Par Value $.001 Per Share
                       --------------------------------------
                         (Title of Class of Securities)

                                    744290305
                                    ---------
                      (CUSIP Number of Class of Securities)

                                  Michael Falk
                            PVC Funding Partners, LLC
                                830 Third Avenue
                               New York, NY 10022
                                 (212) 829-5800
                         ------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                  March 2, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)


                              (Page 1 of 12 Pages)

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CUSIP No. 744290305                     13D                   Page 2 of 12 Pages
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      1.    NAME OF REPORTING PERSON:
            PVC Funding Partners, LLC
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:  06-1677943

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      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   [ ]

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      3.    SEC USE ONLY

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      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)

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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                           [  ]

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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

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            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                           2,080,115
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               2,080,115

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      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,080,115

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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                       [  ]

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      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            17.2%

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      14.   TYPE OF REPORTING PERSON
            OO


                              (Page 2 of 12 Pages)

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CUSIP No. 744290305                     13D                   Page 3 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            Michael Falk
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:  ###-##-####

--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   [ ]

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            AF/PF (SEE ITEM 3)

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                              [   ]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

--------------------------------------------------------------------------------
            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            189,080
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                           2,674,262
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            189,080
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               2,674,262

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,674,262

--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                     [   ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.0%

--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            OO


                               (Page 3 of 12 Pages)

Item 1. Security and Issuer.

        This Statement relates to shares (the "Shares") of the Common Stock, $.001 par value per share (the "Common Stock") of ProxyMed, Inc., a Florida corporation (the "Issuer") that were issued by the Issuer to each Reporting Person on March 2, 2004 in connection with the merger of Planet Acquisition Corp., the wholly-owned subsidiary of the Issuer ("Sub") with and into PlanVista Corporation ("PV"), pursuant to the terms and conditions of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 5, 2003, by and among the Issuer, PV and Sub. The principal executive offices of the Issuer are located at 2555 Davie Road, Suite 110, For Lauderdale, FL 33317-7424.

Item 2. Identity and Background.

        This statement is filed jointly by PVC Funding Partners, LLC, a Delaware limited liability company ("PVC Funding") and Michael Falk, an individual ("Falk") and the managing partner of ComVest Venture Partners, L.P., a Delaware limited liability company ("ComVest Venture"), the principal member of PVC Funding. PVC Funding is managed by Commonwealth Associates, LP, a Delaware limited partnership ("Commonwealth Associates") and ComVest Venture.

        Falk is the managing partner of ComVest Venture, the principal member of PVC Funding. In addition, Falk is the Chairman and the principal member of Commonwealth Associates Group Holdings, LLC, a Delaware limited liability company ("CAGH"), which is an affiliate of PVC Funding. CAGH also owns Commonwealth Management, LLC, a Delaware limited liability company ("Commonwealth Management"), which is the general partner of Commonwealth Associates. Further, Falk is the managing member of each of Commonwealth Associates Liquidation LLC, a Delaware limited liability company ("Commonwealth Liquidation") and ComVest Capital Partners LLC, a Delaware limited liability company ("ComVest Capital"), both affiliates of PVC Funding. Falk is a citizen of the United States of America.

        The business address for PVC Funding, Falk and each of the other individuals described in this Item 2 is 830 Third Avenue, 8th Floor, New York, New York 10022.

        (d) and (e). During the last five years, neither PVC Funding nor Falk nor any other person enumerated in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                            (Page 4 of 12 Pages)

Item 3. Source and Amount of Funds or Other Consideration.

        Pursuant to an Agreement and Plan of Merger, dated December 5, 2003 (the "Merger Agreement"), by and among the Issuer, the Sub and PV, the Sub was merged (the "Merger Transaction") with and into PV and the holders of capital stock of PV exchanged their respective shares of capital stock of PV for shares of capital stock of the Issuer. Each outstanding share of common stock of PV was cancelled and exchanged for .80271 shares of Common Stock of the Issuer. In addition, each share of Series C Preferred Stock of PV was converted into shares of common stock of PV at the internal rate of 751.8796992 and each resulting share of common stock of PV was exchanged for .06852 shares of Common Stock of the Issuer.

        In connection with the Merger Transaction, the Issuer entered into a Stock Purchase Agreement, dated as of December 5, 2003 (the "Stock Purchase Agreement"), with PVC Funding, ComVest Venture and the other individuals named therein. In accordance with the Stock Purchase Agreement, PVC Funding purchased 175,438 shares of Common Stock of the Issuer in exchange for a purchase price of $2,500,000 at a rate of $14.25 per share. In addition, ComVest Venture purchased 112,281 shares of Common Stock of the Issuer in exchange for a purchase price of $1,600,000 at a rate of $14.25 per share. In each case, the purchase price was paid from working capital of PVC Funding or ComVest Venture, as applicable, each of which maintain an investment fund, consisting of capital contributions from its members and capital appreciation derived therefrom for the principal purpose of buying and selling securities and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

        PV, of which PVC Funding is a principal stockholder, entered into the Merger Agreement in furtherance of PV's long-term business strategy. PVC Funding and ComVest Venture each purchased shares of Common Stock of the Issuer under the Stock Purchase Agreement for investment purposes and not with the view to or for sale in connection with any distribution thereof.

        Except in the ordinary course of business or as set forth below, neither Reporting Person has any present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. In accordance with Section 8.5 of the Stock Purchase Agreement, PVC Funding, ComVest Venture and certain other of their respective affiliates that purchased shares of Common Stock of the Issuer pursuant to the Stock Purchase Agreement, shall not sell (directly or indirectly) any of the shares of Common Stock of the Issuer purchased or received by such individuals in the Merger Transaction except such individuals shall be entitled to sell, in the aggregate, that number of such shares in any three (3) month period as would be permitted to be sold pursuant to Rule 144(e)(1)(i) of the Securities Act of 1933, as amended (the "Act"). In addition, such individuals shall be entitled to sell their shares of Common Stock of the Issuer to certain permitted transferees, in connection with certain sale transactions of the Issuer, and in transactions that are otherwise approved by the Board of Directors of the Issuer.

                              (Page 5 of 12 Pages)

        As contemplated by the Amended and Restated Registration Rights Agreement, dated as of March 2, 2004, by and among the Issuer, PVC Funding, ComVest Venture and the other individuals named therein (the "Registration Rights Agreement"), PVC Funding and ComVest Venture and certain of their respective affiliates who purchased shares of Common Stock of the Issuer (the "Affiliates") shall be entitled, at any time, to demand (upon the affirmative vote of a majority-in-interest of PVC Funding, ComVest and the Affiliates) that the Issuer register for resale under the Act all or a portion of the shares of Common Stock of the Issuer held by PVC Funding, ComVest Venture and the Affiliates, subject to certain customary cut-backs and hold-back provisions. In addition, PVC Funding, ComVest Venture and the Affiliates shall be entitled to exercise customary "piggyback" registration rights at any time. Further, PVC Funding, ComVest Venture and the Affiliates shall be entitled to request (upon the affirmative vote of a majority-in-interest of PVC Funding, ComVest and the Affiliates) that the Company register for resale under the Act on Form S-3 all or a portion of the shares of Common Stock of the Issuer held by PVC Funding, ComVest Venture and the Affiliates, subject to certain customary cut-backs and hold-back provisions.

        Notwithstanding anything to the contrary contained herein, each Reporting Person reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

        The foregoing descriptions of the Merger Transaction, the Merger Agreement, the Stock Purchase Agreement and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by the complete texts of each such agreement, which are incorporated herein by reference. Copies of the Merger Agreement, the Stock Purchase Agreement and the Registration Rights Agreement are filed as Exhibits 1, 2, and 3 hereto, respectively.

Item 5. Interests in Securities of the Issuer.

        (a) and (b) As of the close of business on the date hereof, PVC Funding beneficially owned a total of 2,080,115 shares of Common Stock of the Issuer (representing approximately 17.2% of the outstanding capital stock of the Issuer as of March 2, 2004). By virtue of his status as the managing partner of ComVest Venture, the principal member of PVC Funding, Falk may be deemed to have indirect beneficial ownership of all of the shares of Common Stock of the Issuer owned by PVC Funding. However, Falk disclaims any beneficial ownership of that portion of such shares that are beneficially owned by third-party investors in PVC Funding.

        As of the close of business on the date hereof, Falk could be deemed to beneficially own a total of 2,674,262 shares (the "Falk Shares") of Common Stock of the Issuer (representing approximately 18.0% of the outstanding capital stock of the Issuer as of March 2, 2004). Of the Falk Shares, Falk benefically owns of record an aggregate of 189,080 shares of Common Stock, representing (i) 124,190 shares of Common Stock of the Issuer owned by Falk prior to the Merger Transaction, (ii) 1,000 shares of Common Stock of the Issuer owned by Falk's IRA prior to the Merger Transaction, (iii) 4,674 shares of Common Stock of the Issuer received by Falk in exchange for 56,511 shares of common stock of PV owned by Falk, at a conversion rate of .08271 per share, and (iv) options to purchase an aggregate of 59,216 shares of Common Stock of the Issuer, which options were exercisable by Falk as of May 29, 2003 at an exercise price of $10.63 per share and shall expire on May 29, 2013.

                             (Page 6 of 12 Pages)

        The remainder of the Falk Shares are owned as follows:

        (i) 5,000 shares of Common Stock of the Issuer are owned by the Falk Family Foundation. Such Shares were owned prior to the Merger Transaction. Falk may be deemed to share voting and dispositive power with respect to such shares and may therefore be deemed to have indirect beneficial ownership of these shares.

        (ii) 1,000 shares of Common Stock of the Issuer are owned by the Mikaela Falk Trust, of which Michael Falk's wife, Annie Falk, is Trustee. Such shares were owned prior to the Merger Transaction. Falk may be deemed to share voting and dispositive power with respect to such shares and may therefore be deemed to have indirect beneficial ownership of these shares.

        (iii) 1,000 shares of Common Stock of the Issuer are owned by the Gianna Falk Trust, of which Michael Falk's wife, Annie Falk, is Trustee. Such shares were owned prior to the Merger Transaction. Falk may be deemed to share voting and dispositive power with respect to such shares and may therefore be deemed to have indirect beneficial ownership of these shares.

        (iv) 1,101 shares of Common Stock of the Issuer are owned by Annie Falk, Michael Falk's wife. Such shares were owned prior to the Merger Transaction. By virtue of his status as Annie Falk's husband, Falk may be deemed to share voting and dispositive power with respect to such shares and may therefore be deemed to have indirect beneficial ownership of these shares.

        (v) An aggregate of 19,431 shares of Common Stock of the Issuer are owned by Commonwealth Associates, of which 19,402 shares were owned prior to the Merger Transaction and 29 shares were received by Commonwealth Associates in exchange for 359 shares of common stock of PV owned by Commonwealth Associates, at a conversion rate of .08271 per share. By virtue of his status as Chairman and majority member of CAGH, which owns 100% of Commonwealth Management, the general partner of Commonwealth Associates. Falk may be deemed to share voting and dispositive power with respect to such shares and may therefore be deemed to have indirect beneficial ownership of all of these shares. However, Falk disclaims any beneficial ownership of that portion of these shares owned by third-party investors in Commonwealth Associates.

        (vi) 248,446 shares of Common Stock of the Issuer are owned by Commonwealth Liquidation. Such shares were owned prior to the Merger Transaction. By virtue of his status as managing member of Commonwealth Liquidation, Falk may be deemed to share voting and dispositive power with respect to such shares and may therefore be deemed to have indirect beneficial ownership of all of these shares. However, Falk disclaims any beneficial ownership of that portion of these shares owned by third-party investors in Commonwealth Liquidation.

        (vii) 16,278 shares of Common Stock of the Issuer are owned by ComVest Capital Partners. Such shares were owned prior to the Merger Transaction. By virtue of his status as managing member of ComVest Capital, Falk may be deemed to share voting and dispositive power with respect to such shares and may therefore be deemed to have indirect beneficial ownership of all of these shares. However, Falk disclaims any beneficial ownership of that portion of these shares owned by third-party investors in ComVest Capital.


                             (Page 7 of 12 Pages)

        (viii) 530 shares of Common Stock of the Issuer were received by CAGH in exchange for 6,408 shares of common stock of PV owned by CAGH, at a conversion rate of .08271 per share. By virtue of his status as Chairman and majority member of CAGH, Falk may be deemed to share voting and dispositive power with respect to such shares and may therefore be deemed to have indirect beneficial ownership of all of these shares. However, Falk disclaims any beneficial ownership of that portion of these shares owned by third-party investors in CAGH.

        (ix) 112,281 shares of Common Stock of the Issuer were purchased by ComVest Venture for a purchase price of $1,600,000 at a rate of $14.25 per share. By virtue of his status as managing member of ComVest Venture, Falk may be deemed to share voting and dispositive power with respect to such shares and may therefore be deemed to have indirect beneficial ownership of all of these shares. However, Falk disclaims any beneficial ownership of that portion of these shares owned by third-party investors in ComVest Venture.

        (x) An aggregate of 2,080,115 shares of Common Stock of the Issuer are owned by PVC Funding, of which (a) PVC Funding purchased 175,438 shares for a purchase price of $2,500,000, at a rate of $14.25 per share, (b) PVC Funding received 1,702,274 shares in exchange for 33,037 shares of Series C Preferred Stock of PV owned by PVC Funding (which were internally converted into 24,839,850 shares of common stock of PV at a rate of 751.8796992 per share, which were then converted into 1,702,274 shares of Common Stock of the Issuer at a rate of .06853 per share), (c) PVC Funding received 4,516 shares in exchange for 54,602 shares of common stock of PV owned by PVC Funding, at a conversion rate of .08271, and (d) PVC Funding received 197,887 shares of Common Stock of the Issuer upon conversion of two notes in the aggregate principal amount of $2,392,542, issued by PV to PVC Funding on March 31, 2003 and April 18, 2003, which notes were converted on a 1-to-1 basis into 2,392,542 shares of common stock of PVC, which were then converted into an aggregate of 197,887 shares of Common Stock of the Issuer at a conversion rate of .08271. By virtue of his status as the managing partner of ComVest Venture, the principal member of PVC Funding, Falk may be deemed to share voting and dispositive power with respect to such shares and may therefore be deemed to have indirect beneficial ownership of all of the shares of Common Stock of the Issuer owned by PVC Funding. However, Falk disclaims any beneficial ownership of that portion of such shares that are beneficially owned by third-party investors in PVC Funding.

Falk (and certain other members of CAGH) may be entitled to receive a portion of CAGH's financial intrest in PVC, which could result in the increase in the number of shares of capital stock of the Issuer of which Falk could be deemed to have beneficial ownership.

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.


                            (Page 8 of 12 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than as set forth above, neither PVC Funding, Falk nor any other person named in Item 2 above has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        The following documents are being filed as Exhibits to this Statement and are each incorporated by reference herein.


   EXHIBIT NO.                       DOCUMENT

        1 Agreement and Plan of Merger, dated as of December 5, 2003, by and among the Issuer, Planet Acquisition Corp. and PlanVista Corporation

        2 Stock Purchase Agreement, dated December 5, 2003, by and among the Issuer, PVC Funding Partners, LLC, ComVest Venture Partners, L.P. and certain other investors named therein

        3 Registration Rights Agreement, dated March 2, 2004, by and among the Issuer, PVC Funding Partners, LLC, ComVest Venture Partners, L.P. and certain other individuals named therein


                             (Page 9 of 12 Pages)

                                    SIGNATURE


        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



        Dated: March 12, 2004       PVC FUNDING PARTNERS, LLC



                                    By:     /s/Michael Falk
                                        ----------------------------------------
                                        Name:  Michael Falk
                                        Title: Authorized Signatory

        Dated: March 12, 2004

                                    /s/Michael Falk
                                    --------------------------------------------
                                    MICHAEL FALK, individually


                             (Page 10 of 12 Pages)

   EXHIBIT NO.                       DOCUMENT

        1 Agreement and Plan of Merger, dated as of December 5, 2003, by and among the Issuer, Planet Acquisition Corp. and PlanVista Corporation

        2 Stock Purchase Agreement, dated December 5, 2003, by and among the Issuer, PVC Funding Partners, LLC, ComVest Venture Partners, L.P. and certain other investors named therein

        3 Registration Rights Agreement, dated March 2, 2004, by and among the Issuer, PVC Funding Partners, LLC, ComVest Venture Partners, L.P. and certain other individuals named therein


                             (Page 11 of 12 Pages)

                             JOINT FILING AGREEMENT

        The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of ProxyMed, Inc., and hereby affirm that this Schedule 1D is being filed on behalf of each of the undersigned.



        Dated: March 12, 2004       PVC FUNDING PARTNERS, LLC



                                    By:     /s/Michael Falk
                                        ----------------------------------------
                                        Name:  Michael Falk
                                        Title: Authorized Signatory


        Dated:  March 12, 2004


                                    /s/Michael Falk
                                    --------------------------------------------
                                    MICHAEL FALK, individually



                             (Page 12 of 12 Pages)